02019269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31274

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2002
WASH. D.C. 153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-2001 (MM/DD/YY) AND ENDING 9-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial ~~Trust~~ Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Water Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy H. Bonoli (617) 973-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schaefer & Lydon LLP
(Name – *if individual, state last, first, middle name*)

185 Devonshire Street, Suite 1000, Boston, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Hill Financial Trust, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
NANCY H. BONOLI
NOTARY PUBLIC - MASSACHUSETTS
My Comm. Expires 11-15-02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCPS
THE AICPA ALLIANCE
FOR CPA FIRMS

Member ICC InterContinental
Consultants London

SCHAEFER & LYDON, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Beacon Hill Financial Trust

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Beacon Hill Financial Trust (the Company) for the year ended September 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Beacon Hill Financial Trust, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Beacon Hill Financial Trust does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following; (1) in making quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by rule 17a-13; or (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

185 DEVONSHIRE STREET, SUITE 1000 ▪ BOSTON, MASSACHUSETTS 02110-1407
TEL (617) 423-2211 • FAX (617) 423-2625 • schaefer@mschaefercpa.com • www.mschaefercpa.com

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
November 5, 2002

Schaefer & Tydon LLP

Member ICC InterContinental
Consultants London

SCHAEFER & LYDON, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Trust

We have audited the accompanying consolidated statements of financial condition of Beacon Hill Financial Trust as of September 30, 2002 and September 30, 2001, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Hill Financial Trust as of September 30, 2002 and September 30, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purposes of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by applicable portions of rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Boston, Massachusetts
November 5, 2002

Schaefer & Lydon LLP

185 DEVONSHIRE STREET, SUITE 1000 ▪ BOSTON, MASSACHUSETTS 02110-1407
TEL (617) 423-2211 ◆ FAX (617) 423-2625 ◆ schaefer@mschaefercpa.com ◆ www.mschaefercpa.com

BEACON HILL FINANCIAL TRUST

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	September 30, 2002	September 30, 2001
ASSETS		
Cash and short term investments (Includes $3,325,172 and $924,735 in interest bearing accounts as of September 30, 2002 and 2001, respectively)	$ 3,333,540	$ 924,735
Accounts receivable (Note 1)	199,710	2,870,418
Marketable securities (Note 2)	2,984,725	4,616,644
Investment in privately held limited partnerships (Note 3)	966,277	1,309,361
Depreciable assets, net of accumulated depreciation and amortization (Note 1)	470,511	124,992
Federal tax deposit (Note 5)	797,190	797,190
Other assets (Note 2)	230,427	238,895
Total assets	$ 8,982,380	$10,882,235
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses (Note 4)	128,881	28,307
Fees refundable (Note 1)	237,000	-
Accrued compensation	$ 21,165	$ 44,018
Income taxes payable (Note 5)	183,437	15,676
Deferred taxes (Note 5)	10,000	180,000
Total liabilities	580,483	268,001
Common stock -- ($1 par, 5000 shares issued and outstanding)	11,500	11,500
Retained earnings	8,390,397	10,602,734
Total stockholder's equity	8,401,897	10,614,234
Total liabilities and stockholder's equity	$ 8,982,380	$10,882,235

BEACON HILL FINANCIAL TRUST

CONSOLIDATED STATEMENT OF INCOME

	Year ended September 30, 2002	2001
REVENUES		
Fees (Note 1)	$7,410,941	$ 7,873,699
EXPENSE		
Employee compensation, benefits and payroll taxes (Note 4)	3,949,099	4,136,784
Office and other operating expenses (Note 8)	710,581	333,565
Travel and entertainment, net of client reimbursement	193,536	233,924
	4,853,216	4,704,273
Net income (loss) from operations	2,557,725	3,169,426
Other income:		
Equity in income from privately held limited partnerships (Note 3)	22,262	491,313
Income (loss) from marketable securities, money market instruments and and other (Note 2)	(912,812)	611,758
Net income (loss) before taxes	1,667,175	4,272,497
Income taxes (Note 5):		
Current	350,000	110,000
Deferred	(170,000)	55,000
	180,000	165,000
Net income (loss)	$1,487,175	$ 4,107,497

BEACON HILL FINANCIAL TRUST

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
October 1, 2000 through September 30, 2002

	Common Stock	Retained Earnings
Balance at October 1, 2000	11,500	8,445,237
Income for year ended September 30, 2001		4,107,497
Dividends paid		(1,950,000)
Balance at September 30, 2001	11,500	10,602,734
Income for year ended September 30, 2002		1,487,175
Dividends paid		(3,699,512)
Balance at September 30, 2002	$ 11,500	$ 8,390,397

BEACON HILL FINANCIAL TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended September 30, 2002	2001
Increase (Decrease) in Cash and Cash Equivalents		
Cash flows from operating activities		
Fees received from customers	$10,413,816	$5,257,824
Employee compensation, benefits and payroll taxes paid (Note 4)	(3,971,952)	(4,146,198)
Other operating expenses paid	(872,707)	(521,332)
Interest and dividends received	119,566	91,870
Distributions from limited partnerships, net of amounts paid former employee (Note 7)	375,167	302,678
Proceeds from sale of trading securities (Note 2)	2,288,498	3,376,645
Purchases of trading securities (Note 2)	(1,659,809)	(2,635,874)
Federal tax deposit refunded (paid) (Note 5)	-	269,301
Income taxes paid (Note 5)	(205,640)	(47,895)
Net cash provided by operating activities	6,486,939	1,947,019
Cash flows from investing activities		
Purchase of depreciable assets	(368,108)	(118,882)
Capital contribution to limited partnerships	(8,685)	(9,925)
Proceeds from sale of privately held securities (Note 2)	1,476	-
Shareholder advance (Note 8)	-	354,000
Other	(3,305)	7,399
Net cash provided by (used in) investing activities	(378,622)	232,592
Cash flows from financing activities		
Cash dividends paid	(3,699,512)	(1,950,000)
Net increase in cash and cash equivalents	2,408,805	229,611
Net cash and cash equivalents at beginning of year	924,735	695,124
Net cash and cash equivalents at end of year	$ 3,333,504	$ 924,735

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BEACON HILL FINANCIAL TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

	Year ended September 30, 2002	2001
Reconciliation of net income to net cash provided by operating activities:		
Net Income	$ 1,487,175	$ 4,107,497
Adjustments to reconcile net income to net cash provided by operating activities:		
Distributions greater than (less than) equity in income from privately held limited partnerships (Note 3)	352,905	(188,635)
Unrealized loss on securities	1,011,253	1,115,459
(Gain) loss on sale of marketable securities	17,716	(901,568)
Investment income received in kind (Note 1)	-	(727,520)
Deferred taxes (Note 5)	(170,000)	55,000
Depreciation and amortization (Note 1)	60,517	17,695
Loss on disposition of depreciable assets	5,493	-
Change in assets and liabilities:		
Trading securities -- excess of sale proceeds over cash purchases	628,689	740,771
Accounts receivable and prepaid expenses	2,654,129	(2,611,761)
Federal tax deposit (Note 5)	-	269,301
Fees refundable (Note 1)	237,000	-
Accrued compensation	(22,853)	(9,414)
Income taxes payable (Note 5)	167,761	92,105
Accounts payable and accrued expenses	57,154	(11,911)
Net cash provided by operating activities	$6,486,939	$ 1,947,019

BEACON HILL FINANCIAL TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- SIGNIFICANT ACCOUNTING POLICIES

The Company and Principles of Consolidation - Beacon Hill Financial Trust (the Trust) was formed September 25, 2001 pursuant to the laws of the Commonwealth of Massachusetts. It is a Massachusetts business trust with transferable shares, whose primary purpose and activities are as a holding company for its wholly owned subsidiary, Beacon Hill Financial Corporation (The Company), a Massachusetts corporation. Prior to the trust's formation, the company operated as an independent entity. The accompanying financial statements present the consolidated financial position, results of operations, and cash flows of the Trust and Beacon Hill Financial Corporation at September 30, 2002 and September 30, 2001, and the two years then ended.

All corporate operations were undertaken by Beacon Hill Financial Corporation, whose primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the National Association of Securities Dealers (NASD) as well as certain other regulatory agencies.

Use of Management Estimates -- Management uses estimates and assumptions in preparing these financial statements in accordance with auditing standards generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue recognition -- A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by, and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees became refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Net income from partnership interests are recognized under policies more fully described in Note 3.

Note 1 -- SIGNIFICANT ACCOUNTING POLICIES (Continued)

Nonmonetary transactions -- During the year ended September 30, 2001, the company received approximately 206,000 shares of Care U.K. Plc stock, worth approximately $728,000. Such amount has been recognized as a component of income from marketable securities and other sources on the consolidated statement of income.

Depreciable assets -- Depreciable assets consisted of the following:

	September 30 2002	September 30 2001
Equipment and office furniture	217,201	161,106
Automobiles	136,905	99,490
Leasehold improvements	275,392	15,941
Accumulated depreciation	(158,987)	(151,545)
	$470,511	$124,992

Depreciable assets are recorded at cost. Cost of general repair and asset acquisition of immaterial amounts are expensed as incurred. Depreciation is generally provided for on a straight line basis using estimated lives of 5 to 10 years for furniture and equipment, and 5 years for automobiles. Leasehold improvements are amortized over seven years. Depreciation/amortization expense for the years ended September 30, 2002 and September 30, 2001 were $60,517 and $17,695, respectively.

Cash and cash equivalents -- Cash and cash equivalents on the statement of cash flows includes deposits in checking and interest bearing money market accounts.

BEACON HILL FINANCIAL TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -- SECURITIES

Marketable securities consisted of the following:

	September 30,					
	2002			2001		
	Shares	Cost	Market	Shares	Cost	Market
Tenet Health Care	-	$ -	$ -	10,000	$ 279,409	$ 596,500
Microsoft	25,600	1,278,966	1,119,744	25,600	1,278,966	1,309,952
Care U.K. Plc	311,562	1,135,091	642,145	311,562	1,135,091	1,085,150
Restricted Securities	-	19,694	43,326	-	179,125	339,912
Others	-	1,766,117	1,179,510	-	1,947,942	1,285,130
		$4,199,868	$2,984,725		$4,820,533	$4,616,644

Marketable securities are valued at fair value based on closing prices on public security exchanges. Net income from marketable securities includes interest, dividends, realized gains and changes in unrealized appreciation/depreciation of investments. Realized gains are calculated based on the average cost of securities sold. Gross proceeds were $2,288,498 and $3,376,645, respectively, for the years ended September 30, 2002 and September 30, 2001, which resulted in realized gains (losses) of ($17,716) and $901,568 respectively.

The shares of Care U.K. Plc are traded on foreign stock exchanges and are subject to substantial legal restrictions on transfer and sale. Certain other securities have a limited public market. Accordingly, the company may not be able to readily liquidate such securities at their recorded values.

In prior years, the company agreed to accept certain securities of privately held companies in payment of fees for services rendered. The carrying value was determined by agreement between the company and the debtor. The securities are included in "Other assets" in the Statement of Financial Condition. There is no public market for such securities, and accordingly, they may not be readily disposable. During the year ended September 30, 2002, the company realized a loss of approximately $23,000 on the disposition of certain of these securities. Management believes that the carrying value of $160,622 and $185,622 approximates its fair value for September 30, 2002 and September 30, 2001, respectfully.

BEACON HILL FINANCIAL TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -- INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS

In the past, the Company has received special profits interests in privately held limited partnerships in consideration for efforts expended in forming the partnerships. In most cases, the company invested only nominal amounts in these interests. Since the partnership interests had no public market and any return therefrom is contingent on future profitability of the partnerships, the initial acquisitions have been recorded at an estimated value of $1, plus any actual cash invested.

The Company accounts for its investments in limited partnerships using the equity method. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December. Thus, recognized income for fiscal years ended September 30, 2002 and September 30, 2001 are based on partnership results of operations for the years ended December 31, 2001 and December 31, 2000, respectively. Due to various uncertainties surrounding the determination and distribution of income from foreign partnerships, income therefrom is recognized at the time it is actually received. In addition, certain partnerships may make distributions, in cash or securities, of income realized subsequent to December 31, but prior to the end of the company's September fiscal year. In such cases, the company will recognize such amounts as income when received. Condensed information from the partnerships at September 30, 2002, is not currently available.

Net income from partnerships consisted of the following elements:

	September 30,	
	2002	2001
Distributive share of income for partnership years ended December 31:		
2000		$ 200,502
2001	$ (13,107)	
Cash distribution of 2000 partnership income received before September 30, 2001		104,428
Income from foreign partnerships	35,369	186,383
	$ 22,262	$ 491,313

BEACON HILL FINANCIAL TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -- PROFIT SHARING

The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1000 hours during its fiscal year and who have completed one year of service. The plan is noncontributory. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. Contributions for the year ended September 30, 2002 and for September 30, 2001 were $21,165 and $44,019, respectively.

NOTE 5 -- INCOME TAXES

For tax purposes, the Company reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. Certain investments in Care U.K. Plc securities described in Note 2, were received as distributions from investee partnerships, which were not taxable currently. Accordingly, such securities will assume a nominal basis for income tax purposes and gain will be recognized as and when they are sold or exchanged in a taxable transaction.

The company has elected to be an S Corporation for federal income tax purposes. Under those provisions, it generally will not be subject to federal taxes on its taxable income. Instead, the stockholder is liable for individual federal taxes on such income.

For the year ended September 30, 2001, by virtue of the creation of a parent holding company described in Note 1, the company is now subject to Massachusetts income tax on its income, regardless of the amount of its gross income, at differing rates -- generally 12% on short term capital gains, 1%-5% on long term capital gains, and 5.60% on operating, portfolio, and other income. (Under legislation enacted in 2002, all income not subject to the 12% rate will be taxed at 5.3% after May 1, 2002). The current provision and related liability for the year ended September 30, 2002 reflects current Massachusetts taxes incurred on this basis.

The company will also provide for deferred Massachusetts taxes on timing differences expected to reverse in future years. Such differences primarily relate to cash versus accrual basis revenue recognition, the tax treatment of the receipt of Care U.K. Plc stock, described above, and changes in unrealized gains and losses on securities. Taxes are provided based upon the expected tax rate to be in effect in the years when such timing differences reverse. The change in the underlying statutory rate attributable to these timing differences caused by the modification of Massachusetts taxation described in the previous paragraphs was not material.

BEACON HILL FINANCIAL TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -- INCOME TAXES (Continued)

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $797,190. Based on results of operations for the year ended September 30, 2002, management estimates that approximately $58,000 will be payable after May 15, 2003.

Management estimates that S Corporation tax impact on the shareholder will require a significant portion of net income to be distributed to him as dividends in future years.

NOTE 6 -- FINANCIAL INSTRUMENTS

The carrying value of financial instruments such as cash, trade receivables and payables approximate their fair market values, based on the short term maturities of these instruments. The company places its cash and short term investments in what management believes to be high credit quality institutions. Frequently such investments are in excess of the FDIC insurance limit.

Marketable securities are reflected at their current fair market values. As described in Note 2, investments in securities for which no public market exists are carried at their agreed upon value, since it was not practical to estimate the fair value of such securities. Investments in privately held limited partnerships are carried at their net share of undistributed allocable earnings as described more fully in Note 3, which management believes approximates the current fair value of such partnership interest.

At September 30, 2002, all of the Company's receivables were from one client. Such receivables were collected subsequent to year end.

NOTE 7-- SETTLEMENT WITH FORMER OFFICER/EMPLOYEE

On December 11, 1998, in settlement of certain claims regarding compensation due a former officer/employee of the corporation, the company agreed to divide certain future contractual and contingent fees and partnership income. The company will retain between 50% and 90% of such income, depending upon the contract and partnership involved. The right to receive such future revenues is subject to a security agreement between the parties.

SCHEDULE I
BEACON HILL FINANCIAL TRUST

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2002

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 8,401,897
Add--deferred tax on non-allowable assets		10,000
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 199,710	
Depreciable assets	470,511	
Other assets	866,995	(1,537,216)
Net capital before haircuts on securities positions		6,874,681
Haircuts on securities (computed pursuant to rule 15c3-1(c)):		
Investment securities with restrictions on disposal	685,471	
Other investment securities	2,299,254	
Investments in privately held limited partnerships	966,277	
Investments in privately held securities	160,622	
Money market funds	64,677	
Additional amounts pursuant to undue concentration	369,250	(4,545,551)
Net capital		$ 2,329,130
AGGREGATE INDEBTEDNESS		
Fees refundable	237,000	
Accrued compensation	68,881	
Accounts payable and accrued expenses	81,165	
Taxes payable	183,437	
Total aggregate indebtedness		$ 570,483
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required versus aggregate indebtedness		$ 38,032
Minimum dollar net capital requirement		5,000
Excess net capital at 1500%		$ 2,291,098
Excess net capital at 1000%		$ 2,272,081
Ratio: Aggregate indebtedness to net capital		.24 to 1

SCHEDULE I
(Continued)

BEACON HILL FINANCIAL TRUST

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
(Continued)

As of September 30, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17a-5 as of September 30, 2002)

Net capital as reported in company's Part IIA FOCUS report		$ 3,044,017
Difference on Securities Haircuts:		
Money market funds	(64,677)	
Undue concentration	(369,250)	(433,927)
Liabilities improperly included -- deferred taxes on unallowable assets		180,000
Audit adjustments for:		
Reclassification of non-allowable securities to money market funds	193,184	
Accrued profit sharing	(21,165)	
Accounts payable and other accruals	(110,079)	
Current taxes payable	(285,900)	
Refundable fees	(237,000)	(460,960)
Net capital per above		$ 2,329,130

BEACON HILL FINANCIAL TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -- COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES

The Company formerly leased its office facilities in Cohasset Massachusetts, owned by the sole stockholder, as tenant at will. Rent expense on such office for the year ended September 30, 2002, and September 30, 2001 was $36,000 and $48,000, respectively. In March, 2002 the company relocated to Boston, Massachusetts and entered into an operating lease with an entity in which the shareholder has a 25% interest. The company reflected approximately $69,000 in rent expense for its Boston location for the year end September 30, 2002. Future minimum payments, by year and in aggregate under non-cancelable operating leases consist of the following at September 30, 2002:

Year ending September 30, 2003	$ 110,700
2004	110,700
2005	110,700
2006	110,700
2007 and thereafter	239,850
	$ 682,650

Due to a processing error the proceeds on the sale of certain marketable securities in September, 2000 were credited to the shareholder's rather than the company's investment account. These amount were returned by the shareholder in October, 2000.

NOTE 9 -- NET CAPITAL REQUIREMENTS

Beacon Hill Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2002, the Company had net capital of $2,329,130 which was $2,291,098 in excess of its required net capital of $38,032. The Company's net capital ratio was .24 to 1.